ASX/Media RELEASE

16 November 2005

pSivida recognized in the Small Times Magazine
Best of Small Tech Awards

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has been recognised as a runner-up in the Best of Small Tech Awards ‘Company of the Year’ category. The fourth annual Small Times Magazine Best of Small Tech Awards highlights the top leaders and the biggest successes in nanotechnology during the past year.

pSivida Managing Director, Mr Gavin Rezos said, “We are very honoured to be recognised in these prestigious awards. This award clearly demonstrates pSivida’s leadership position in the emerging global bio-nanotech industry”.

Nominees for the ‘Company of the Year’ are evaluated by Small Times Media staff and seven panels of industry experts. Awards are based on accomplishments between 1 September 2004 and 1 September 2005. Further information on these Awards is available online at www.smalltimes.com.

Small Times Magazine is a leading source of business news and analysis about the small tech industry. Circulation is free to qualified subscribers around the world in both print and digital form. In addition to its news services (Small Times magazine, SmallTimes.com, Small Times Direct, Small Tech Advantage), Small Times organises the leading nanotechnology business conference and trade show in North America, NanoCommerce.

pSivida held its AGM yesterday in Sydney, Australia at which its shareholders demonstrated strong endorsement of the acquisition of Control Delivery Systems (CDS), a Boston based drug delivery company. The acquisition is now unconditional and we look forward to welcoming the shareholders of CDS as shareholders of pSivida.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's strategic partner and largest shareholder is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA).  QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.